United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A

Under the Securities and Exchange Act of 1934
(Amendment No. 2)

Wilshire Financial Services Group Inc
(Name of Issuer)

Common Stock, Par Value $.01
Title of Class of Securities

971867205
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., suite 200
			Beachwood, OH 44122-5525  (216) 595-1047
Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

12/26/2000
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)











1	Name of Reporting Person	HOWARD AMSTER


2	      If a member group			a)	/  /

					b)	/X/


       3            SEC Use only


       4	       Source of Funds			PF

       5	       Check if  Disclosure

       6          Citizenship			USA

       Number of Shares	7		Sole Voting		1,362,100

				8		Shared Voting		   254,034

				9		Sole Dispositive	1,362,100

				10 		Shared Dispositive	   254,034

      11	     Aggregate Amount Beneficially owned			1,605,581

12       Check if Aggregate Amount (11)  Excludes Certain Shares

13       Percent of Class Represented by amount in row (11)	8.01 %


14       Type of Reporting Person					IN
























1   	Name of Reporting Person				Amster Trading Company

2	If a member group					a)	/ /

b)	/X/

3      SEC Use only

      4      Source of Funds					WC

5	Check if Disclosure

6	Citizenship or Place of Organization			USA

Number of Shares		7  Sole Voting

				8  Shared Voting		254,034

				9  Sole Dispositive

					10  Shared Dispositive	254,034

      11	Aggregate Amount Beneficially owned		254,034

12	Check if Aggregate Amount (11) Excludes Certain Shares

	    13	Percent of Class Represented by amount in row (11)	   1.27
%

       14	Type of Reporting Person				CO



























1	Name of Reporting Person				Ramat Securities Ltd

2	If a member group					a)      / /

b)	/X/
      3       SEC Use only

4	Source of Funds					WC

5	Check if Disclosure

6	Citizenship or Place of Organization			USA

Number of shares		7	Sole Voting		243,481

8	Shared Voting

9	Sole Dispositive	243,481

				10	Shared Dispositive

11	Aggregate Amount Beneficially owned		243,481

12     Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	   1.21 %

14	Type of Reporting Person				BD





























There are no changes to the Schedule 13D, Amendment No. 1, except as set forth in this Amendment No. 2.

Item 3.  Source and Amount of Funds or Other Consideration
Howard Amster, in his individual retirement accounts purchased additional shares with personal funds without borrowing. The total consideration for the purchases on this amendment is $ 118,509.74 bringing Mr. Amster's total investment to $ 1,464,100.49.

Amster Trading Company purchased additional shares with working capital without borrowing. The total consideration for the purchases on this amendment is $ 86,732.52 bringing Amster Trading Company's total investment to $ 261,232.52.

Ramat Securities Ltd purchased additional shares with working capital without borrowing. The total consideration of the purchases on this amendment is $ 82,907.94 bringing Ramat Securities Ltd's total investment to $ 246,310.29.

Item 4	Purpose of Transaction

Howard Amster, Amster Trading Company, and Ramat Securities Ltd acquired shares for purposes of investment. They may be deemed to be a group.

Howard Amster, Amster Trading Company, and Ramat Securities Ltd might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.

Item 5.  Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is 1,859,615 shares or 9.28 % of the outstanding shares.

Howard Amster in his individual retirement accounts owns 1,362,100 shares or 6.8 % of the outstanding shares.

Amster Trading Company owns 254,034 shares or 1.27 % of the outstanding shares.

Ramat Securities Ltd owns 243,481 shares or 1.21 % of the outstanding shares.















c)	Trades executed on the over-the-counter bulletin board
	as an open market transaction.
i.

Identity		Date		Shares		Price		Executing broker
Howard Amster's	10/30/00	42,000		1.21875	Bear Stearns
Indiv. Retirement	11/03/00	 8,500		1.2188	Bear Stearns
Accounts		11/08/00	 2,600		1.25		Bear Stearns
			11/09/00	22,200		1.1427	Bear Stearns
			11/10/00	13,800		1.1875	Bear Stearns
			11/29/00	10,000		1.07		Bear Stearns

Amster Trading	11/20/00	84,034		1.125		Bear Stearns
Company

Ramat Sec.Ltd. 	11/07/00	    500		1.2187	Bear Stearns
			12/26/00	52,281		1.0625	Friedman Billings
			12/27/00	10,000		1.07		Bear Stearns
			12/28/00	15,000		1.07		Bear Stearns

Signature	After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:	1/02/01



Howard Amster




Amster Trading Company




Ramat Securities Ltd